Filed Pursuant to Rule 424(b)(3)
File Number: 333-137626

PROSPECTUS

UGI UTILITIES, INC.

OFFER TO EXCHANGE

$175,000,000 5.753% Series B Senior Notes due 2016, which have been registered under the Securities Act of 1933, for any and all of its outstanding $175,000,000 5.753% Series A Senior Notes due 2016,

and

$100,000,000 6.206% Series B Senior Notes due 2036, which have been registered under the Securities Act of 1933, for any and all of its outstanding $100,000,000 6.206% Series A Senior Notes due 2036.

We are conducting the exchange offer in order to provide you with an opportunity to exchange your unregistered notes for freely tradable notes that have been registered under the Securities Act of 1933, as amended (the “Securities Act”).

The Offer to Exchange

•	We will exchange all outstanding 5.753% Series A Senior Notes due 2016 that have not been registered under the Securities Act (which we refer to as our original 2016 notes) and that are validly tendered and not validly withdrawn in the exchange offer for an equal principal amount of 5.753% Series B Senior Notes due 2016 that have been registered under the Securities Act and are freely tradable (which we refer to as the 2016 notes).
•	We will exchange all outstanding 6.206% Series A Senior Notes due 2036 that have not been registered under the Securities Act (which we refer to as our original 2036 notes) and that are validly tendered and not validly withdrawn in the exchange offer for an equal principal amount of 6.206% Series B Senior Notes due 2036 that have been registered under the Securities Act and are freely tradable (which we refer to as the 2036 notes, and, together with the 2016 notes, the exchange notes).
•	Completion of the exchange offer is subject to certain customary conditions, which we may waive. The exchange offer is not being conditioned upon any minimum principal amount of original 2016 notes or original 2036 notes (which, together, we refer to as our original notes) being tendered for exchange notes.
•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the original notes, except that the exchange notes will be freely tradable.
•	You may withdraw tenders of any original notes at any time prior to the expiration date of the exchange offer.
•	The exchange offer expires at 5:00 p.m., New York City time, on November 14, 2006, unless extended. We do not currently intend to extend the expiration date.
•	The exchange of original notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

Resales of Exchange Notes Received in the Exchange Offer

The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on any national market or securities exchange.

All untendered original notes will continue to be subject to the restrictions on transfer set forth in the outstanding original notes and in the indenture that governs them. In general, the original notes may not be offered or sold unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the original notes under the Securities Act.

If you are a broker-dealer and you receive exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of the exchange notes. By making such acknowledgement, you will not be deemed to admit that you are an “underwriter” under the Securities Act. Broker-dealers may use this prospectus in connection with any resale of exchange notes received in exchange for original notes where the original notes were acquired by the broker-dealer as a result of market-making activities or trading activities. We will make this prospectus available to any broker-dealer for use in any such resale for a period of up to 180 days after the date of this prospectus. A broker-dealer may not participate in the exchange offer with respect to original notes acquired other than as a result of market-making activities or trading activities. See “Plan of Distribution.”

See “ Risk Factors” beginning on page 6 of this prospectus to read about important factors you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of our offer of the exchange notes or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 13, 2006.

DESCRIPTION OF OTHER INDEBTEDNESS	9
THE EXCHANGE OFFER	9
DESCRIPTION OF THE NOTES	18
CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	25
PLAN OF DISTRIBUTION	26
LEGAL MATTERS	26
EXPERTS	26

You should rely only upon the information provided in this prospectus, including any document incorporated in this prospectus by reference or in any related free-writing prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, including any document incorporated by reference, is accurate as of any date other than the date indicated on the front cover of the prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission (“SEC”). You can inspect and/or copy these reports and other information by accessing the SEC’s website at http://www.sec.gov. Copies of such material can also be obtained in person or by mail at prescribed rates from the SEC through its Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information about the operation of the Public Reference Room.

INCORPORATION OF DOCUMENTS BY REFERENCE

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file annual, quarterly and current reports and other information with the SEC. We are incorporating by reference into this prospectus certain information that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any information we incorporate by reference into this prospectus is considered a part of this prospectus. Any information we file with the SEC after the date of this prospectus and until this offering is completed will automatically update and supersede the information contained in this prospectus.

We incorporate by reference into this prospectus the following documents that we have filed with the SEC:

•	annual report on Form 10-K for the fiscal year ended September 30, 2005;

•	quarterly reports on Form 10-Q for the quarters ended December 31, 2005, March 31, 2006, and June 30, 2006; and

•	current reports on Form 8-K filed November 8, 2005, December 9, 2005, July 31, 2006, August 17, 2006, August 24, 2006, August 30, 2006 (as amended by our report on Form 8-K/A filed on September 7, 2006), and September 18, 2006.

We also incorporate by reference into this prospectus any filings that we will make with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is terminated.

Any statement contained in this prospectus or in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any document subsequently filed with the SEC prior to the completion of this offering that is incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement, except as so modified or superseded, shall not be deemed to constitute a part of this prospectus.

This prospectus contains summaries, believed to be accurate, of the terms we consider material of certain documents, but reference is made to the actual documents, copies of which will be made available upon request to:

Vice President and General Counsel

UGI Utilities, Inc.

100 Kachel Boulevard

Green Hills Corporate Center

Suite 400

Reading, PA 19607

(610) 796-3400

You may also request a copy of our SEC filings incorporated by reference into this prospectus (other than exhibits to such documents) at no cost by writing or telephoning us.

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FORWARD-LOOKING STATEMENTS

Some information in this prospectus and the documents that we have incorporated by reference may contain forward-looking statements. Such statements use forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will,” “intend” or other similar words. These statements discuss plans, strategies, events or developments that we expect or anticipate will or may occur in the future.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We believe that we have chosen these assumptions or bases in good faith and that they are reasonable. However, we caution you that actual results almost always vary from assumed facts or bases, and the differences between actual results and assumed facts or bases can be material, depending on the circumstances.

When considering forward-looking statements, you should keep in mind the following important factors which could affect our future results and could cause those results to differ materially from those expressed in our forward-looking statements:

•	adverse weather conditions resulting in reduced demand;

•	price volatility and availability of oil, electricity and natural gas and the capacity to transport them to market areas;

•	changes in laws and regulations, including safety, tax and accounting matters;

•	competitive pressures from the same and alternative energy sources;

•	liability for environmental claims;

•	our ability to successfully manage the PG Energy business;

•	customer conservation measures due to high energy prices and improvements in energy efficiency and technology resulting in reduced demand;

•	adverse labor relations;

•	large customer, counterparty or supplier defaults;

•	increased uncollectible accounts expense;

•	liability for personal injury and property damage arising from explosions and other catastrophic events, including acts of terrorism, resulting from operating hazards and risks incidental to generating and distributing electricity and transporting, storing and distributing natural gas, including liability in excess of insurance coverage;

•	political, regulatory and economic conditions in the United States; and

•	reduced access to capital markets and interest rate fluctuations.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. We undertake no obligation to update publicly any forward-looking statement whether as a result of new information or future events except as required by the federal securities laws.

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PROSPECTUS SUMMARY

The following summary highlights basic information about our company and the exchange offer and does not contain all of the information that may be important to you in making a decision to acquire the exchange notes. For a more comprehensive understanding of our company and the exchange offer, you should read this entire document, including “Risk Factors” beginning on page 6 and the information incorporated by reference. When used in this prospectus, unless the context otherwise requires, “UGI Utilities,” “we,” “our,” “ours,” and “ourselves” refer to UGI Utilities, Inc. References to “fiscal year” are to our fiscal years ending September 30; for example, references to “fiscal 2005” are to our fiscal year ended September 30, 2005.

Who we are

We are a public utility company that owns and operates two natural gas distribution utilities and an electric utility that serves customers in eastern and central Pennsylvania. As of September 30, 2005, we served approximately 307,000 customers in 15 counties in Pennsylvania, including the cities of Allentown, Bethlehem, Easton, Harrisburg, Hazelton, Lancaster, Lebanon, and Reading, through our distribution system of approximately 5,000 miles of gas mains. For the fiscal year ended September 30, 2005, system throughput for our natural gas distribution utility was approximately 84.7 billion cubic feet. As of September 30, 2005, our electric utility served approximately 62,000 customers in portions of Luzerne and Wyoming counties in northeastern Pennsylvania through a system consisting of approximately 2,100 miles of transmission and distribution lines and 14 transmission substations. We are regulated by the Pennsylvania Public Utility Commission (the “PUC”).

On August 24, 2006, our subsidiary, UGI Penn Natural Gas, Inc. (“Penn Natural”), completed the acquisition of the natural gas utility business of PG Energy, an operating division of Southern Union Company (“PG Energy”), and the capital stock of PG Energy Services, Inc. from Southern Union Company. Our acquisition of PG Energy resulted in the addition of approximately 158,000 customers to our natural gas distribution utility operations. Penn Natural, which operates as a stand-alone company and has approximately 420 employees, serves former PG Energy customers in 13 counties in northeastern and central Pennsylvania, including the cities of Scranton, Wilkes-Barre and Williamsport. Penn Natural’s natural gas distribution system consists of approximately 2,500 miles of pipeline, through which it distributed approximately 48.1 billion cubic feet of natural gas for the year ended December 31, 2005. Penn Natural is regulated by the PUC and provides natural gas products and services to residential and commercial customers for space heating, water heating, cooking, cooling and processing.

We are a wholly owned subsidiary of UGI Corporation (NYSE: UGI).

The Exchange Offer

On September 15, 2006, we completed the private offering of $175 million aggregate principal amount of our original 2016 notes and $100 million aggregate principal amount of our original 2036 notes in a transaction exempt from the registration requirements of the Securities Act. Simultaneously with that transaction, we entered into a registration rights agreement with the initial purchasers of the original notes, in which we agreed to complete an exchange offer for the original notes. Below is a summary of the exchange offer.

Terms of the Offer.

We are offering to exchange (i) the 2016 notes for a like principal amount of the original 2016 notes and (ii) the 2036 notes for a like principal amount of the original 2036 notes. Original notes may only be tendered in denominations of $1,000 and any integral multiples of $1,000. See “The Exchange Offer—Terms of the Exchange.”

Resale of Exchange Notes

Based upon interpretations of staff of the SEC as set forth in no-action letters previously issued to third parties, we believe that the exchange notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not our “affiliate” as defined under Rule 405 of the Securities Act;

•	if you are a broker-dealer, you have not entered into any arrangement or understanding with us or any affiliates to distribute the exchange notes; and

•	you are not acting on behalf of any person or entity that could not truthfully make these representations.

We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the exchange offer or, if developed, that such market will be sustained or be sufficiently liquid. Each participating broker-dealer that receives exchange notes for its own account in the exchange offer in exchange for original notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. See “Plan of Distribution.”

Consequences if you do not exchange your original notes

Original notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell such original notes:

•	except under an exemption from the requirements of the Securities Act; or

•	unless the original notes are registered under the Securities Act.

After the exchange offer is closed, we will no longer have an obligation to register the original notes, subject to a limited exception. See “Risk Factors—Risks related to the exchange offer—If you fail to exchange your original notes, they will continue to be restricted securities and may become less liquid.”

Expiration Date	The exchange offer expires at 5:00 p.m., New York City time, on November 14, 2006, unless extended.

Exchange Date; Issuance of Exchange Notes

The date of acceptance for exchange of the original notes is the exchange date, which will be the first business day following the expiration date of the exchange offer. We will issue exchange notes in exchange for original notes tendered and accepted in the exchange offer promptly following the exchange date. See “The Exchange Offer—Terms of the Exchange.”

Certain Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, which we may waive. See “The Exchange Offer—Conditions to the Exchange Offer.”

Special Procedures for Beneficial Holders

If you beneficially own original notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender them in the exchange offer, you should contact such registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your original notes, either arrange to have the original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See “The Exchange Offer—Procedures for Tendering.”

United States Federal Income Tax Consequences

We believe the exchange for original notes for exchange notes in the exchange offer will not be a taxable event and will not result in any gain or loss to you for United States federal income tax purposes. See “Certain Material United States Federal Income and Estate Tax Considerations.”

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles. See “The Exchange Offer—Accounting Treatment.”

Withdrawal Rights	You may withdraw your tender at any time before the exchange offer expires. See “The Exchange Offer—Withdrawal of Tenders.”

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of the exchange notes in connection with the exchange offer. See “Use of Proceeds.”

Exchange Agent

U.S. Bank National Association is serving as the exchange agent in connection with the exchange offer. The address and telephone and facsimile numbers of the exchange agent are listed under the heading “The Exchange Offer—Exchange Agent.”

The Exchange Notes

The terms of the 2016 notes and the original 2016 notes are identical in all material respects, and the terms of the 2036 notes and the original 2036 notes are identical in all material respects, except, in each case, that:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not contain the transfer restrictions and registration rights that relate to the original notes; and

•	the exchange notes will not contain provisions relating to the payment of liquidated damages to the holders of the original notes under the circumstances related to the timing of the exchange offer.

A table providing a brief description of the material terms of the exchange notes follows. When we refer to “notes” in this table and elsewhere in the prospectus, we are referring to both the original notes and the exchange notes.

Issuer	UGI Utilities, Inc.

Exchange Notes Offered

Up to $175 million principal amount of 5.753% Series B Senior Notes due September 30, 2016 and up to $100 million of 6.206% Series B Senior Notes due September 30, 2036, each series registered under the Securities Act.

Interest Rate

5.753% per annum for the 2016 notes and 6.206% per annum for the 2036 notes. Interest on the exchange notes will accrue from September 15, 2006, calculated on a basis of a 360-day year consisting of twelve 30-day months.

Interest Payment Dates	Each March 30 and September 30, commencing on March 30, 2007.

Ranking

The exchange notes will rank equally in right of payment with all of our existing and future senior unsecured indebtedness, including our medium-term notes. As of September 8, 2006, we had $687.0 million of senior unsecured indebtedness outstanding. See “Description of Other Indebtedness.”

Optional Redemption	We may redeem the exchange notes of either series, in whole or in part, at any time by paying the make-whole price described in “Description of the Notes—Optional Redemption.”

Certain Covenants

The terms of the indenture governing the notes restrict our ability to create certain liens, enter into certain sale and leaseback transactions, or, in certain cases, to consolidate, merge or transfer all or substantially all of our assets. These restrictions are subject to a number of important qualifications and exceptions which are described under “Description of the Notes—Restrictive Indenture Provisions and—Consolidation, Merger, Sale or Conveyance.”

Events of Default

If an event of default occurs, the principal amount of the notes then outstanding, together with any accrued interest, may be declared immediately due and payable, except that upon the occurrence of certain bankruptcy related events of default, such principal and interest will become immediately payable without any such declaration. See “Description of the Notes—Events of Default.”

Use of Proceeds

We will not receive cash proceeds from the issuance of the exchange notes offered hereby. In consideration for issuing the exchange notes in exchange for original notes as described in this prospectus, we will receive original notes of like principal amount. The original notes tendered and accepted in the exchange offer for the exchange notes will be retired and canceled.

Exchange Agent	U.S. Bank National Association

Risk Factors

See the section below entitled “Risk Factors” for a description of certain of the risks that you should consider before participating in the exchange offer.

Additional Information

Our executive offices are located at 100 Kachel Boulevard, Suite 400, Green Hills Corporate Center, Reading, Pennsylvania 19607. Our telephone number is (610) 796-3400 and our website address is http://www.ugi.com. The information on our website does not constitute a part of this prospectus. The reference to our website address is intended as an inactive textual reference only.

RISK FACTORS

You should carefully consider the information set forth below as well as other information contained in or incorporated by reference into this prospectus before participating in the exchange offer. Any of these risks could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect our ability to pay interest or principal on the exchange notes and could materially and adversely affect the trading price of our securities.

Risks related to the exchange offer

If you fail to exchange your original notes, they will continue to be restricted securities and may become less liquid.

Original notes that you do not validly tender or that we do not accept will, following the exchange offer, continue to be restricted securities and you may not offer or sell them except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We will issue exchange notes in exchange for the original notes in the exchange offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer – Procedures for Tendering.” Such procedures and conditions include timely receipt by the exchange agent of the original notes and a properly completed and duly executed letter of transmittal. Because we anticipate that most holders of the original notes will elect to exchange them for exchange notes in the exchange offer, we expect that the liquidity of the market for the original notes remaining after the completion of the exchange offer will be substantially limited. Any original notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount at maturity of the original notes outstanding. Following the exchange offer, if you did not tender your original notes, you generally will not have any further registration rights, and such original notes will continue to be subject to certain transfer restrictions.

There may be no trading market for the exchange notes.

We do not intend to apply for listing or quotation of the exchange notes on any securities exchange or to seek approval for quotations through any automated quotation system. Consequently, there is a risk that:

•	a liquid market for the exchange notes will not develop;

•	you will not be able to sell your exchange notes; or

•	you will not receive any specific price upon any sale of the exchange notes.

If a public market for the exchange notes did develop, the exchange notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

Broker-dealers may need to comply with the registration and prospectus delivery requirements of the Securities Act.

Any broker-dealer that (1) exchanges its original notes in the exchange offer for the purpose of participating in a distribution of the exchange notes or (2) resells exchange notes that were received by it for its own account in the exchange offer may be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction by that broker-dealer. Any profit on the resale of the exchange notes and any commission or concessions received by a broker-dealer may be deemed to be underwriting compensation under the Securities Act.

You may not receive exchange notes in the exchange offer if the exchange offer procedure is not followed.

We will issue the exchange notes in exchange for your original notes only if you properly tender your original notes before expiration of the exchange offer. Neither the exchange agent nor we are under any duty to give notification of defects or irregularities with respect to tenders of original notes for exchange. If you are the beneficial holder of original notes that are held through your broker, dealer, commercial bank, trust company or other nominee, and you wish to tender in the exchange offer, you should promptly contact the person through whom your original notes are held and instruct that person to tender on your behalf.

Risks relating to our business

If we fail to successfully manage the acquisition of PG Energy, our financial results may be adversely affected.

On August 24, 2006, we completed the acquisition of the natural gas utility business of PG Energy from Southern Union Company. We now own and operate that business through our subsidiary Penn Natural. The acquisition of PG Energy significantly increased the size of our natural gas utility business by adding approximately 158,000 customers to our pre-acquisition natural gas utility customer base of approximately 307,000 customers (as of September 30, 2005). Management may be distracted from day to day business operations in their efforts to successfully manage the PG Energy business. If we fail to successfully manage the recent acquisition, our business and financial condition could be adversely affected.

Decreases in the demand for natural gas and electricity because of warmer-than-normal heating season weather could adversely affect our results of operations, financial condition and cash flows because our rate structure does not contain weather normalization provisions.

Because many of our customers rely on natural gas or electricity to heat their homes, our results of operations are adversely affected by warmer-than-normal heating season weather. Weather conditions have a significant impact on the demand for natural gas and electricity for heating purposes. Accordingly, demand for natural gas and electricity is generally at its highest during the five-month peak heating season of November through March and is directly affected by the severity of the winter weather. Our rate structure does not contain weather normalization provisions to compensate for warmer-than-normal weather conditions, and we have historically sold less natural gas and electricity when weather conditions are milder and, consequently, earned less income. As a result, warmer-than-normal heating season weather could reduce our net income and adversely affect our financial condition and cash flows.

Increases in natural gas market prices could adversely affect our business.

Prices for natural gas are subject to fluctuations in response to changes in supply and other market conditions. During periods of high natural gas costs, our prices generally increase. High prices can lead to customer conservation, resulting in reduced demand for our product.

Electricity supplier defaults may adversely affect our results of operations.

Generally, we purchase our power needs from electricity suppliers under fixed-price energy and capacity contracts. Should any of the suppliers under these contracts fail to provide electric power under the terms of these contracts, any increases in the cost of replacement power or capacity could negatively impact our results and adversely affect our cash flows because of our inability to recover these potential cost increases in our current rates.

We are subject to operating and litigation risks that may not be covered by insurance.

Our business operations are subject to all of the operating hazards and risks normally incidental to the handling, storage and distribution of combustible products, such as natural gas. These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment. As a result, we are sometimes a defendant in legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in such amounts and with such coverages and deductibles as we believe are reasonable and prudent. There can be no assurance, however, that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that such levels of insurance will be available in the future at economical prices.

Remediation costs resulting from liability from contamination claims could reduce our net income.

We are investigating and remediating contamination at a number of present and former operating sites in the United States, including former sites where we operated manufactured gas plants. We have also received claims from third parties that allege that we are responsible for costs to clean up properties where we or our former subsidiaries operated a manufactured gas plant. Costs we incur to remediate sites outside of Pennsylvania cannot be recovered in future utility rate proceedings. Our actual costs to clean up these sites may exceed our current estimates due to factors beyond our control, such as:

•	the discovery of presently unknown conditions;

•	changes in environmental laws and regulations;

•	judicial rejection of our legal defenses to the third-party claims; or

•	the insolvency of other responsible parties at the sites at which we are involved.

In addition, if we discover additional contaminated sites, we could be required to incur material costs, which would reduce our net income.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the years ended September 30, 2001 through 2005 and for the nine months ended June 30, 2006 is as follows:

	Nine Months Ended June 30, 2006	Year Ended September 30,
		2005	2004	2003	2002	2001
Ratio of earnings to fixed charges	5.59	5.26	5.28	6.25	5.04	4.87

USE OF PROCEEDS

We will not receive cash proceeds from the issuance of the exchange notes offered in the exchange offer. In consideration for issuing the exchange notes in exchange for original notes as described in this prospectus, we will receive original notes of like principal amount. The original notes surrendered in exchange for the exchange notes will be retired and canceled.

DESCRIPTION OF OTHER INDEBTEDNESS

Medium-Term Notes

As of June 30, 2006, $237 million aggregate principal amount of our medium-term notes were outstanding. We issued the medium-term notes pursuant to an indenture dated August 1, 1993 with U.S. Bank National Association, successor to Wachovia Bank, National Association, formerly First Union National Bank, and prior to that, First Fidelity Bank, N.A. Pennsylvania, as trustee. The medium-term notes are unsecured and unsubordinated obligations of ours and rank equally with our other unsecured debt, including the notes. The medium-term notes have maturity dates ranging from 2007 to 2034 and bear interest at rates ranging from 5.16% to 7.37%.

The indenture governing the medium-term notes is the same indenture that governs the original notes and will govern the exchange notes. The indenture requires us to comply with various covenants, which are summarized in “Description of the Notes—Restrictive Indenture Provisions” below.

Bank Credit Facilities

On August 11, 2006, we entered into an unsecured, revolving Credit Agreement among us, as borrower, and Citibank, N.A., as agent, Wachovia Bank, National Association, as syndication agent, and the Lenders. Promptly upon entering into the Credit Agreement, we borrowed approximately $87 million under the Credit Agreement to repay and terminate our existing revolving credit agreements under which we could borrow up to $110 million. The increase in the amount available under the Credit Agreement takes into account expected working capital requirements of Penn Natural.

Subject to the terms and conditions of the Credit Agreement, the Lenders have committed to provide loans to us in an aggregate amount of $350 million and, upon our request, may increase the amount of loans to a maximum aggregate amount of $450 million. We may use the proceeds of loans made under the Credit Agreement for general corporate purposes, including for our subsidiaries. We may voluntarily prepay our borrowings under the Credit Agreement, in whole or in part, without any premium or penalty.

The Credit Agreement has a termination date of August 10, 2007. The termination date may be extended to August 11, 2011 if, on or before August 3, 2007, we satisfy certain requirements relating to approval of the Credit Agreement by the PUC.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the original notes, we entered into a registration rights agreement relating to the original notes with the initial purchasers, under which we agreed to file and to use our reasonable best efforts to have declared effective by the SEC a registration statement with respect to, and to consummate, the exchange offer (the “Exchange Offer Registration Statement”).

We are making the exchange offer in reliance on the interpretations of the staff of the SEC as set forth in certain no-action letters issued to third-parties; we have not sought our own no-action letter for this transaction. Based upon these interpretations by the SEC, we believe that a holder of exchange notes who received them in the exchange offer upon the valid tender and acceptance of original notes may offer the exchange notes for resale, sell the exchange notes and otherwise transfer the exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This conclusion does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder of exchange notes may offer, sell or transfer them only if the holder acquires the exchange notes in the ordinary course of its business and is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in a distribution of the exchange notes.

Any holder of the original notes using the exchange offer to participate in a distribution of exchange notes cannot rely on the no-action letters referred to above. A broker-dealer that acquired original notes directly from us, but not as a result of market-making activities or other trading activities, must comply with the registration and prospectus delivery requirements of the Securities Act in the absence of an exemption from such requirements.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that for a period of not less than 180 days after the expiration date for the exchange offer, we will make this prospectus available to broker-dealers for use in connection with any such resale, if requested by the initial purchasers or by a broker-dealer that receives exchange notes for its own account in the exchange offer in exchange for original notes, as a result of market-making activities or other trading activities. See “Plan of Distribution.”

Except as described above, this prospectus may not be used for an offer to resell, a resale or any other transfer of exchange notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of tenders would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions of the exchange offer, we will accept any and all original notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date for the exchange offer. The date of acceptance for exchange of the original notes, and completion of the exchange offer, is the exchange date, which will be the first business day following the expiration date (unless extended as described in this prospectus). We will issue, on or promptly after the exchange date, an aggregate principal amount of up to $175 million of the 2016 notes for a like principal amount of the original 2016 notes tendered and accepted in connection with the exchange offer, and an aggregate principal amount of up to $100 million of the 2036 notes for a like principal amount of the original 2036 notes tendered and accepted in connection with the exchange offer. The exchange notes issued in connection with the exchange offer will be delivered on the earliest practicable date following the exchange date. Holders may tender some or all of their original notes in connection with the exchange offer, but only in a minimum principal amount of $1,000 and in $1,000 increments of principal amount in excess of $1,000.

The terms of the 2016 notes will be identical in all material respects to the original 2016 notes, and the terms of the 2036 notes will be identical in all material respects to the terms of the original 2036 notes, except that the exchange notes will have been registered under the Securities Act and do not have registration rights or rights to liquidated damages. The exchange notes will evidence the same indebtedness as the original notes and will be issued under the same indenture and entitled to the same benefits under that indenture as the original notes being exchanged. As of the date of this prospectus, $175 million in aggregate principal amount of the original 2016 notes are outstanding and $100 million in aggregate principal amount of the original 2016 notes are outstanding.

In connection with the issuance of the original notes, we have arranged for the original notes to be issued in the form of global notes through the facilities of The Depository Trust Company (“DTC”), acting as depositary. The exchange notes will also be issued in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC.

Holders of original notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Original notes that are not validly tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued, including accrual of interest, but, subject to a limited exception, will not be entitled to any registration rights under the applicable registration rights agreement. See “—Consequences of Failures to Properly Tender Original Notes in the Exchange Offer.”

We shall be considered to have accepted validly tendered original notes if and when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the original notes, without expense, to the tendering holder as promptly as possible after the expiration date.

Holders who tender original notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of original notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date, Extensions, Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on November 14, 2006, unless extended by us in our sole discretion (but in no event to a date later than November 29, 2006), in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion:

•	to delay accepting any original notes, to extend the offer or to terminate the exchange offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days. If we determine to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will do so by making a timely release through an appropriate news agency.

If we delay accepting any original notes or terminate the exchange offer, we promptly will pay the consideration offered, or return any original notes deposited, pursuant to the exchange offer as required by Rule 14e-1(c) under the Exchange Act.

To extend the period of time during which the exchange offer is open, we will notify the exchange agent of any extension by oral or written notice, followed by notification by press release or other public announcement to the registered holders of the original notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or exchange the exchange notes for, any original notes and may terminate the exchange offer before the acceptance of the original notes, if prior to the expiration date:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our judgment, could reasonably be expected to impair our ability to proceed with the exchange offer; or

•	the exchange offer violates any applicable law or interpretation of the staff of the SEC.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

•	refuse to accept any original notes and return all tendered original notes to the tendering holders;

•	extend the exchange offer and retain all original notes tendered before the expiration of the exchange offer, or waive unsatisfied conditions relating to the exchange offer and accept all properly tendered original notes which have not been withdrawn, subject, however, to the rights of holders to withdraw these original notes (see “Withdrawal of Tenders” below); or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered original notes which have not been withdrawn.

Procedures for Tendering

We understand that the exchange agent has confirmed with DTC that any financial institution that is a participant in DTC’s system may use its Automated Tender Offer Program (“ATOP”) to tender original notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that DTC establish an account relating to the original notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of original notes by causing DTC to transfer the original notes into the exchange agent’s account in accordance with ATOP procedures for transfer. Although delivery of the original notes may be effected through book-entry transfer into the exchange agent’s account at DTC, unless an agent’s message is received by the exchange agent in compliance with ATOP procedures, an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the exchange agent at its address set forth below on or prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under the procedures.

The term “agent’s message” means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, stating that DTC has received an express acknowledgment from a participant tendering original notes that are the subject of the book-entry confirmation and that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against the participant. An agent’s message must, in any case, be transmitted to and received or confirmed by the exchange agent, at its address set forth under the caption “Exchange Agent” below, prior to 5:00 p.m., New York City time, on the expiration date. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

Unless the tender is being made in book-entry form, to tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile, the original notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

The tender by a holder of original notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal of original notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender original notes in the exchange offer should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner’s own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering such beneficial owner’s original notes, either make appropriate arrangements to register ownership of the original notes in such beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on letters of transmittal or notices of withdrawal must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the original notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

In the event that a signature on a letter of transmittal or a notice of withdrawal is required to be guaranteed, such guarantee must be by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	another eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any original notes, the original notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

If the letter of transmittal or any original notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered original notes in our sole discretion. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular original notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties.

Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a time period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of original notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of original notes will not be considered to have been made until such defects or irregularities have been cured or waived.

Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In addition, we reserve the right, as set forth above under the caption “Conditions to the Exchange Offer,” to terminate the exchange offer.

By tendering, each holder represents to us, among other things, that the exchange notes acquired in connection with the exchange offer are:

•	being obtained in the ordinary course of business of the person receiving the exchange notes, whether or not such person is the holder;

•	not subject to any arrangement or understanding between or among the holder and any other person or persons to participate in the distribution of such exchange notes;

•	not being acquired by an “affiliate” (as defined in Rule 405 under the Securities Act) of ours; and

•	not being acquired by any person or entity that could not truthfully make these representations.

If the holder is a broker-dealer that will receive exchange notes for its own account in exchange for original notes, it will acknowledge that it acquired such original notes as the result of market-making activities or other trading activities, that it has not entered into any arrangement or understanding with us or any of our affiliates to distribute the exchange notes and it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

A holder who wishes to tender its original notes and:

•	whose original notes are not immediately available,

•	who cannot deliver the holder’s original notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, or

•	who cannot complete the procedures for book-entry transfer before the expiration date,

may effect a tender if:

•	the tender is made through an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the eligible guarantor institution:

(i)	a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail, hand delivery or agent’s message,

(ii)	the name and address of the holder, and

(iii) the certificate number(s) of the original notes (if the original notes will be physically tendered) and the principal amount of original notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal and the certificate(s) representing the original notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, a properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered original notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of original notes may be withdrawn at any time prior to 5:00 p.m. New York City time, on the expiration date.

To withdraw a tender of original notes in connection with the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person who deposited the original notes to be withdrawn;

•	identify the original notes to be withdrawn (including the certificate number(s), if the original notes were physically delivered, and principal amount of such original notes);

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee register the transfer of such original notes into the name of the person withdrawing the tender; and

•	specify the name in which any such original notes are to be registered, if different from that of the depositor.

If original notes have been tendered under the book entry delivery procedure described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes and otherwise comply with the procedures of DTC’s Book Entry Transfer Facility.

We will determine all questions as to the validity, form and eligibility (including time of receipt) of such notices of withdrawal. Any original notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued unless the original notes withdrawn are validly re-tendered. Any original notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following one of the procedures described above under the caption “Procedures for Tendering” at any time prior to the expiration date.

Exchange Agent

We have appointed U.S. Bank National Association as exchange agent in connection with the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or the letter of transmittal for your series of notes should be directed to the exchange agent addressed as follows:

By registered, certified mail, by hand or by overnight courier:

U.S. Bank National Association

Attn: Specialized Finance Dept.

60 Livingston Avenue

St. Paul, MN 55107

By facsimile: (651) 495-8158

By telephone: (800) 934-6802

The exchange agent also acts as trustee under the indenture governing the notes.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay certain other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and certain accounting and legal fees.

Transfer Taxes

Holders who tender their original notes for exchange notes will not be obligated to pay transfer taxes. However, if:

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the original notes tendered; or

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of original notes in connection with the exchange offer;

then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Consequences of failures to properly tender original notes in the exchange offer

Holders of the original notes desiring to tender their original notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of original notes for exchange. Original notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, following completion of the exchange offer, we generally will not be required to register the remaining original notes. Remaining original notes will continue to be subject to the following restrictions on transfer:

•	the remaining original notes may be resold only (i) if registered under the Securities Act, or (ii) if an exemption from registration is available; and

•	the remaining original notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register any original notes remaining outstanding after the exchange offer is completed under the Securities Act. To the extent that original notes are tendered and accepted in connection with the exchange offer, any trading market for the remaining original notes could be adversely affected. See “Risk Factors—Risks Relating to the Exchange Offer—If you fail to exchange your original notes, they will continue to be restricted securities and may become less liquid.”

DESCRIPTION OF THE NOTES

We issued the original notes and will issue the exchange notes under an indenture dated August 1, 1993 between UGI Utilities, Inc. and U.S. Bank National Association, successor trustee to Wachovia Bank, National Association, as trustee, and a supplemental indenture dated September 15, 2006 between UGI Utilities, Inc. and U.S. Bank National Association, as trustee. We are permitted to issue additional notes under the indenture in an unlimited principal amount.

We summarize selected provisions of the indenture below. Because this section is only a summary, it is not complete and does not describe every aspect of the exchange notes. Capitalized and other terms not otherwise defined in this prospectus shall have the meanings given to them in the indenture. In this summary, when we use the term “notes,” we are referring collectively to the original notes and the exchange notes.

Brief Description of the Notes

The terms of the 2016 notes and the original 2016 notes are identical in all material respects, and the terms of the 2036 notes and the original 2036 notes are identical in all material respects, except, in each case, that:

•	the exchange notes will have been registered under the Securities Act;

•	the exchange notes will not contain the transfer restrictions and registration rights that relate to the original notes; and

•	the exchange notes will not contain provisions relating to the payment of additional interest to the holders of the original notes under the circumstances related to the timing of the exchange offer.

The notes are senior, unsecured obligations and rank pari passu with existing unsecured indebtedness, including the medium-term notes and the Credit Agreement. The specific terms of each series of exchange notes are set forth in the table below:

•	Title: 5.753% Series B Senior Notes, due September 30, 2016 and 6.206% Series B Senior Notes, due September 30, 2036.

•	Stated maturity date: September 30, 2016 for the 2016 notes and September 30, 2036 for the 2036 notes.

•	Interest rate: 5.753% per annum for the 2016 notes and 6.206% per annum for the 2036 notes.

•	Date interest starts accruing: September 15, 2006.

•	Interest payment dates: March 30 and September 30.

•	First interest payment date: March 30, 2007.

•	Regular record dates for interest: March 15 and September 15.

•	Computation of interest: On the basis of a 360-day year consisting of twelve 30-day months.

•	Form of notes: One or more global notes that we will deposit with or on behalf of DTC.

•	Ranking: The 2016 notes and the 2036 notes will each constitute a separate series of our unsecured and unsubordinated debt securities, ranking equally with each other and any other unsecured and unsubordinated debt of ours.

We will issue the notes in denominations of $1,000 and any integral multiples of $1,000.

The 2016 notes will be initially limited to $175 million aggregate principal amount. The 2036 notes will be initially limited to $100 million aggregate principal amount. We may, without the consent of the holders, increase the principal amount of the 2016 notes or the 2036 notes in the future.

We do not intend to list the exchange notes on any securities exchange or to seek approval for quotations of the exchange notes through any U.S. automated interdealer quotation system. Consequently, we do not believe that there will be an established trading market for the exchange notes once they are outstanding.

Optional Redemption

At any time, from time to time, we may redeem the notes of either series, in whole or in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 15 basis points for the 2016 notes and at the Treasury Rate plus 20 basis points for the 2036 notes;

plus, in each case, accrued interest to the date of redemption.

We will mail notice of any redemption to the trustee and DTC or its nominee not less than 30 days and not more than 60 days before the redemption date. Notice by DTC or its nominee to these participants and by participants to “street name” holders of indirect interests in the notes will be made according to arrangements among them and may be subject to statutory or regulatory requirements. If we redeem only some of the notes, it is the practice of the trustee to determine by lot the amount of notes to be redeemed. Unless we default in payment of the redemption price on the redemption date, interest will cease to accrue on the notes or portions of notes called for redemption. On or before the redemption date, we will deposit with the trustee or one or more paying agents money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealers as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Reference Treasury Dealer” means (1) each of Credit Suisse Securities (USA) LLC and one other primary U.S. Government securities dealer (a “Primary Treasury Dealer”) selected by Wachovia Capital Markets, LLC, and their respective successors; provided that if any of the foregoing ceases to be, and has no affiliate that is a Primary Treasury Dealer, we will substitute it for another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to a Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by that Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding that redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the third business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Reference Treasury Dealer Quotations for that redemption date.

Restrictive Indenture Provisions

Limitation on Mortgages. Under the indenture, if we, or any of our subsidiaries, incur or guarantee debt that is secured by any of our or our subsidiary’s property, we must secure the notes at least equally and ratably with such secured debt. This requirement does not apply, however, if the total amount of our debt that is secured by property does not exceed 10% of our consolidated net tangible assets. This restriction on the incurrence or guarantee of debt secured by a mortgage does not apply to the following types of mortgages:

•	mortgages of a subsidiary that existed at the time it became our subsidiary;

•	mortgages that existed at the time of an acquisition of property or that were created in connection with an acquisition, for example, mortgages created to secure the purchase price in the acquisition;

•	construction mortgages that are entered into, or for which commitments are received within certain time periods;

•	mortgages in our favor or in favor of one of our subsidiaries;

•	mortgages existing at the date that the notes were issued;

•	mortgages existing on any property at the time that we or one of our subsidiaries acquired it in connection with a merger, consolidation, lease, acquisition or other transaction;

•	mortgages in favor of governmental bodies to secure payments pursuant to any contract or statute; and

•	any extensions, renewals or replacements of any of these categories of mortgages.

In determining whether the amount of debt secured by mortgages does not exceed 10% of our consolidated net tangible assets, the aggregate amount of debt secured by mortgages should not include the mortgages listed above. In calculating our consolidated net tangible assets, the following items should be subtracted from our total consolidated assets using our most recent consolidated balance sheet:

•	applicable reserves and other properly deductible items;

•	current liabilities, except the current portion of long-term liabilities and liabilities under capital leases; and

•	various intangible assets.

Limitations on Sale and Leaseback Transactions. The indenture prohibits us and any of our subsidiaries from selling or transferring property with the intention of leasing it back. However, this restriction does not apply in the following situations:

•	if the lease period is for a term of not more than three years at the end of which the use will be discontinued;

•	if the sale and leaseback transaction is between us and one of our subsidiaries or between subsidiaries;

•	if we or our subsidiary would be entitled under the limitation on mortgages provisions described above, without triggering an obligation on our part under those provisions to then equally and ratably secure the notes, to incur indebtedness secured by a mortgage on the property involved in the sale and leaseback transaction in an amount at least equal to the amount of attributable debt, which is an amount equal to the lesser of:

•	the fair market value of the property, as determined by our board, and

•	the present value of the total net amount of the rent payable by us under the lease of the property, discounted at the rate of interest set forth or implicit in the terms of the lease, or, if not practicable to determine such rate, the weighted average interest rate per annum paid by us to the holders of notes then outstanding compounded semi-annually;

•	if, in the opinion of our board, the proceeds of the sale of the property in the sale and leaseback transaction are determined to represent the fair market value of such property, and we apply an amount of such proceeds equal to the greater of the net proceeds of the sale or the amount of attributable debt, as defined above, within 180 days of the sale, to either or both of:

•	the retirement of our or one of our subsidiary’s debt that matures more than 12 months after its creation, other than pursuant to a mandatory retirement or prepayment of debt or a contractual obligation and other than debt that is subordinate to the notes or owed to us or a subsidiary, or

•	the purchase, construction or development of comparable property; or

•	if the sale and leaseback transaction is entered into within 60 days of our or our subsidiary’s initial acquisition of the property.

Events of Default

Under the indenture, it is an event of default with respect to either the 2016 notes or the 2036 notes if:

•	we fail to pay any interest on such notes within 10 days of a scheduled interest payment date;

•	we fail to pay all or a portion of the principal on such notes when it is due;

•	we fail to make any required sinking fund payment in respect of such notes when due and payable;

•	we fail to perform any other covenant or agreement applicable to such notes within 30 days after we receive written notice of that failure;

•	we or one of our significant subsidiaries is involved in certain types of events involving bankruptcy, insolvency or reorganization; or

•	there is an event of default under any of our other instruments of indebtedness under which we had outstanding as of August 1, 1993, or at any time thereafter, an aggregate principal amount of $10,000,000 or greater, if such event of default involves a failure to pay all or a portion of the principal amount of such indebtedness when due and payable, or the maturity of such indebtedness is accelerated and such acceleration is not rescinded or annulled within 10 days after notice of such acceleration is given to us, provided that such event of default has not been remedied or cured by us or waived by the holders of such indebtedness.

Under certain circumstances, the trustee need not provide notice to the holders of the notes that an event of default has taken place.

Remedies if an Event of Default Occurs

If an event of default occurs, other than an event of default involving bankruptcy, insolvency or reorganization, either the trustee or the holders of at least 25% in total principal amount of the notes affected by such event of default may declare the entire principal amount of the notes affected by such event of default due and payable immediately.

If an event of default occurs due to an event involving bankruptcy, insolvency or reorganization, the total principal amount of all of the notes outstanding under the indenture will automatically be due and payable immediately, without notice to us.

Under various circumstances, the declaration of an event of default under the indenture may be overturned by the holders of a majority in principal amount of the notes affected by such event of default outstanding at that time.

The holders of a majority in principal amount of notes outstanding and affected by an event of default have, with various exceptions, the right to direct the time, method and place of conducting any proceedings for any remedy available to the trustee with respect to such notes. The trustee is under no obligation to exercise any of its rights or powers at the request or direction of the holders of such notes, however, unless those holders have offered the trustee reasonable indemnity against the expenses and liabilities that it might incur as a result.

Except for actions for the payment of overdue principal or interest, under the indenture, a holder of notes of a particular series may not institute an action against us unless:

•	the holder shall have previously given to the trustee written notice of default and continuation of such default;

•	the holders of not less than 25% in principal amount of the notes of such series shall have requested the trustee to institute such action and shall have offered the trustee reasonable indemnity, and the holders of a majority of the principal amount of the notes of such series shall not have given the trustee contrary instructions; and

•	the trustee shall not have instituted such action within 60 days of such request.

Modification of the Indenture

Under the indenture, in order to change our rights and obligations or the rights of any holders of the 2016 notes or the 2036 notes, the holders of not less than 51% in principal amount of such notes must consent to the change. However, we may not make any of the following changes unless each holder of the notes affected by such change gives his or her specific consent:

•	extend the final maturity date of the notes;

•	reduce the principal amount of the notes;

•	reduce the interest rate on the notes or extend the interest payment date of the notes;

•	reduce the amount payable to the holders of the notes upon redemption;

•	reduce the amount of principal that would be payable to the holders of the notes upon acceleration under the indenture;

•	impair or affect any holder’s right to institute suit for payment;

•	impair or affect any holder’s right to repayment; or

•	reduce the percentage of principal amount held by holders required to modify other terms of the indenture from 51%.

Consolidation, Merger, Sale or Conveyance

We may not merge or consolidate with any other corporation, or sell or convey all or substantially all of our assets to any person, unless:

•	we are the surviving corporation, or

•	the successor corporation or the corporation that acquires our assets is incorporated in the United States, executes a supplemental indenture expressly assuming our obligation to make punctual payments of principal of and interest on the notes, and expressly assumes all of our other obligations under the indenture.

We also may not merge or consolidate with any other corporation or sell or convey all or substantially all of our assets to any person if, immediately after such merger, consolidation, sale or conveyance, we or the successor corporation, as the case may be, would be in default of performance obligations under any covenant or condition contained in the indenture.

Satisfaction and Discharge

Under the indenture, we may terminate certain of our obligations with respect to the 2016 notes or the 2036 notes by irrevocably depositing in trust with the trustee, on or within one year prior to the maturity or redemption date of such notes, cash sufficient to pay the principal of and interest, if any, due and to become due on, such notes and any other sums payable to the holders of such notes.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

Book Entry; Delivery and Form

We will issue the exchange notes in the form of one or more fully registered global notes. Each global note will be deposited with, or on behalf of, DTC, and registered in the name of its nominee Cede & Co. You may hold your beneficial interests in any global note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

So long as DTC, or its nominee, is the registered holder and owner of such global notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the indenture and the notes. Except as described below, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders thereof for any purpose under the indenture. Accordingly, each person owning a beneficial interest in the global notes must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of the holder under the indenture.

Owners of beneficial interests in the global notes will receive individual certificated notes in fully registered form, or definitive registered notes, only in the following circumstances:

•	if DTC notifies us or the book-entry depositary in writing that it (or its nominee) is unwilling or unable to continue to act as a depositary registered under the Exchange Act and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days; or

•	at any time if we determine that the global notes should be exchanged for definitive registered notes (in whole but not in part).

Any definitive registered notes will be issued in fully registered form in denominations of $1,000 principal amount and integral multiples of $1,000 in excess thereof. To the extent permitted by law, we, the trustee and any paying agent shall be entitled to treat the person in whose name any definitive registered note is registered as the absolute owner thereof.

Exchange, Transfer and Payment

Payments of any amounts owing in respect of the global notes will be made through one or more paying agents appointed under the indenture to DTC or its nominee as the holder of the global notes. Initially, the paying agent for the notes will be U.S. Bank National Association, as trustee, whose offices are in Philadelphia, Pennsylvania. You may exchange or transfer the notes at the same offices.

If you hold notes registered in definitive form with an aggregate principal amount equal to or greater than $1,000,000, you may instruct us in writing to direct our paying agent to pay the principal and accrued interest of such notes directly to your account at any United States bank, as long as such written instructions are received no less than 15 days prior to a scheduled interest payment date and as long as the United States bank is equipped to receive such a direct deposit.

You may transfer or exchange notes without a service charge. We may, however, require a payment to cover any applicable tax or governmental charge.

If we have transferred funds to our paying agent to make scheduled principal or interest payments in respect of any of the notes, and you do not claim such principal or interest payment within three years, we may reclaim such funds and you will have to look to us, and not the paying agent, for payment.

Information Concerning DTC

DTC has advised us as follows:

DTC is a limited purpose trust company organized under the laws of the State of New York, a “banking organization” within the meaning of the New York Banking law, a member of the Federal Reserve System, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interest represented by such global notes to the accounts of persons who have accounts with such depositary. Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in the global notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants).

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in such permanent global note desires to give or take any action (including a suit for repayment of principal or interest) that a holder is entitled to give or take under the notes, DTC would authorize the participants holding the relevant beneficial interest to give or take such action or would otherwise act upon the instruction of beneficial owners owning through them.

Payments of the principal of and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such global notes, as shown on the records of DTC or its nominee. We also expect that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in immediately available funds.

Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the exchange of the original notes for exchange notes in the exchange offer. It does not contain a complete analysis of all the potential tax considerations relating thereto. This summary is limited to holders of original notes who hold the original notes as “capital assets” (in general, assets held for investment).

We have not sought a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of a note. There can be no assurance that the IRS will not challenge one or more of the conclusions described herein.

This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, a person subject to the alternative minimum tax provisions of the Code). This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under U.S. federal income tax laws, such as dealers in securities or foreign currency, traders who elect to mark the notes to market, partnerships or other pass-through entities, tax-exempt entities, banks and other financial institutions, insurance companies, brokers, “controlled foreign corporations,” “passive foreign investment companies,” persons holding a note as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction and persons who have a “functional currency” other than the U.S, dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

Consequences of Tendering Original Notes

The exchange of original notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the original note exchanged therefor, and the basis of the exchange note will be the same as the basis of the original note exchanged therefor immediately before the exchange.

This information is provided for your information only and not as tax advice for any holder of original notes. Each holder should consult its own tax adviser as to the particular tax consequences that would bear on its exchange of old notes for registered notes, including the applicability and effect of any state, local or foreign tax laws and of any proposed changes in applicable laws.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and for a period of not less than 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until May 13, 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of not less than 180 days after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and to indemnify the holders of the original notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Morgan, Lewis & Bockius LLP.

EXPERTS

The financial statements of UGI Utilities, Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended September 30, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The statement of assets to be acquired and liabilities to be assumed as of March 31, 2006 and December 31, 2005 and the statement of revenues and certain expenses for the three-month period ended March 31, 2006, the year ended December 31, 2005, the six-month period ended December 31, 2004 and the year ended June 30, 2004 of PG Energy and of Southern Union Company’s subsidiary, PG Energy Services, Inc., included in the UGI Utilities Inc. Current Report on Form 8-K/A dated August 24, 2006 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.